FOR IMMEDIATE RELEASE

CHINAGROWTH SOUTH ACQUISITION CORPORATION FILES PROXY STATEMENT AND
SHARE PURCHASE AGREEMENT WITH OLYMPIA MEDIA HOLDINGS LIMITED

- Provides Business Outlook for Remainder of 2008 -
- Conference call scheduled for Monday, December 22, 2008 -

Beijing, China, December 19, 2008 - ChinaGrowth South Acquisition Corporation (“CGSAC”; OTC Bulletin Board: CGSXF) today announced that the company has entered into a definitive share purchase agreement with Olympia Media Holdings Limited (“OMH” or the Company), a leading operator of print media services to newspapers in China, and filed a Form 6-K with the Securities and Exchange Commission containing its proxy statement regarding the transaction. Following completion of the transaction, OMH will become a wholly owned subsidiary of ChinaGrowth South Acquisition Corporation.

OMH’s current management team will remain in place to run the business following consummation of the acquisition. It is anticipated that, upon consummation of the acquisition, CGSAC will change its name to “China TopReach Inc.”

Michael W. Zhang, Chief Executive Officer of ChinaGrowth South Acquisition Corporation stated, “We are extremely excited to announce today’s acquisition. OMH has built a strong business in China’s print media sector and is well positioned to continue its impressive growth trends. OMH maintains a leading position in China’s newspaper industry and has proven capabilities growing newspaper revenues and designing advertising products attractive to customers. The Company operates in a market with considerable barriers to entry and has a highly scalable operating model. OMH’s strong management team with extensive experience in the newspaper industry paves the way for continued business execution and the ability to pursue growth opportunities. Unlike the U.S. newspaper industry, the market dynamics in China make for a compelling opportunity as demonstrated by the increasing advertising spending and circulation trends.”

Zhi Chen, Chief Executive Officer of OMH commented, “OMH will continue to expand our network by entering exclusive co-operation agreements across China, leveraging our established and effective business model. Overall, we are very excited to be involved with ChinaGrowth South Acquisition Corporation and believe the growth strategy we have developed for our business will take our company to a higher level of visibility, opportunity and performance.”

TRANSACTION SUMMARY
CGSAC will acquire all of the shares of OMH pursuant to the Share Purchase Agreement, dated December 16, 2008. Following consummation of the Share Purchase Agreement, CGSAC will continue as the surviving company, but intends to change its name to China TopReach Inc.

Under the terms of the Share Purchase Agreement, CGSAC will acquire OMH for an initial aggregate purchase price of US$56.4 million, which includes 6,259,000 ordinary shares of CGSAC stock and US$6 million in cash, excluding additional contingent shares. Pursuant to the Share Purchase Agreement, CGSAC will place 4,000,000 shares of the 6,259,000 shares noted above in escrow to be released to OMH shareholders only if, on a consolidated basis, the surviving company achieves or exceeds both after-tax net profits in the following fiscal years:

Fiscal Year Ending December 31	After Tax Net Profits
2008	RMB78,200,000
(approximately US$11,500,000)
2009	RMB136,000,000
(approximately US$20,000,000)

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$ 1.

In addition, management of ChinaGrowth South has agreed to put 562,500 or 50% of their promote shares into escrow. The escrowed promote shares will only be released if 2009 net income is at least RMB136,000,000 or approximately US$20 million. Otherwise, such shares will be forfeited.

Furthermore, the shareholders of OMH and their designees will be issued, on an all or none basis, ordinary shares of CGSAC on an annual basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax net profits in the following fiscal years of:

Year Ending		Additional Ordinary Shares Issuable
December 31,	Achieved After-Tax Profits	(amount do not accumulate)
2009	RMB 136,000,000	2,000,000
	(Approximately US$20 million)
2010	RMB 197,200,000	2,500,000
	(Approximately US$29 million)
2011	RMB 278,800,000	2,500,000
	(Approximately US$41 million)
2012	RMB394,400,000	2,500,000
	(Approximately US$58 million)

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$ 1.

The after-tax net profits will be determined following the completion of an audit in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP), excluding after-tax profits from any acquisitions subsequent to the closing of the transaction which will have a dilutive effect on EPS.

The total post-transaction primary shares outstanding (exclusive of 4,562,500 shares held in escrow pending achieving certain net income targets in 2008 and 2009) will be approximately 7,955,000 and total warrants outstanding will be approximately 5,913,500. CGSAC will have approximately US$61 million in cash subsequent to the close of the acquisition (assuming no redemptions).

The transaction is subject to customary closing conditions, including completion of the U.S. GAAP audit, completion of all necessary documentation and approval of the shareholders of ChinaGrowth South Acquisition Corporation.

BUSINESS OVERVIEW
OMH is the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 13 newspapers with a circulation of approximately 3 million across China, reaching 17 cities with an aggregate population of 76 million. Together with its on-line newspaper website www.duk.cn, OMH provides advertising service to approximately 2,100 corporate clients annually. OMH usually enters into exclusive contracts for full or partial co-operations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, OMH manages part of advertising operations of the newspapers.

OMH initiated a new cooperation model with newspapers located in Fujian Province in 2005, which allows the Company, upon certain deposits to newspapers, to engage full or partial co-operations with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Nonetheless, OMH obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, OMH only signs up exclusive agreements with either the 2nd or the 3rd largest local newspaper in terms of circulation located in more economically developed urban areas, such as Shenyang, Tianjin and Ningbo. This geographic focus enables OMH to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

The newspapers with which OMH has contracted focus on the daily life and general interests of local residents, who are attracted by the most up-to-date local news, events and related information. Other popular content include international and domestic news, development of certain events and in-depth commentary, sports and entertainment news and events and classified advertisements. Due to the wide variety of interests from readers in these newspapers, the Company has been able to provide advertising services to customers from a number of different industries.

FINANCIAL HIGHLIGHTS
For the fiscal year ending December 31, 2008, revenue of OMH is expected to more than double from US$23.0 million to approximately US$55.5 million while the net income is expected to be approximately US$11.5 million, compared with approximately US$4.3 million of net income for the fiscal year ended December 31, 2007. For nine months ended September 30, 2008, OMH reported revenue and net income of US$41.6 million and US$8.5 million, respectively, compared with revenue and net income of US$14.8 million and US$2.3 million, respectively, for nine months ended September 30, 2007.

CONFERENCE CALL INFORMATION
As disclosed in the Press Release, ChinaGrowth South and the Company will host a conference call to discuss the transactions contemplated by the SPA on Monday, December 22, 2008 at 11:00 am ET. Investors may listen to the call via telephone by dialing 1-866-682-6100. A telephone replay will be available shortly after the call and can be accessed by dialing 1-888-346-3949; pin code: 56382822; confirmation number: 20080417177854.

A corporate presentation on OMH will be filed with the SEC and certain slides will be referenced on the conference call. The link to the Company’s SEC filings is:

http://idea.sec.gov/cgi-bin/browse-idea?company=CHINAGROWTH+SOUTH&match=&CIK=&filenum=& State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

ABOUT CHINAGROWTH SOUTH ACQUISITION CORPORATION
ChinaGrowth South Acquisition Corporation is a Cayman Islands company that completed its initial public offering on January 29, 2007. CGSAC was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province south of the Yangtze River. However, in the event ChinaGrowth North Acquisition Corporation, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then CGSAC may pursue acquisition opportunities north of Yangtze River. CGSAC is a foreign private issuer, whose proxy materials are not subject to review by the Securities and Exchange Commission.

ABOUT OMH
OMH is the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 13 newspapers with a circulation of approximately 3 million across China, reaching 17 cities with an aggregate population of 76 million. OMH usually enters into exclusive contracts for full or partial co-operations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, OMH manages part of advertising operations of the newspapers. OMH is well positioned to take advantage of the growth in China’s print media sector due primarily to the continued growth of Chinese economy and rapid speed of urbanization.

INVESTOR RELATIONS CONTACT
At CGSAC in Beijing:
Michael W. Zhang
Chief Executive Officer and Director
mzhang@chum.com.cn
Tel: 011-86-10-656-93292

RISKS AND UNCERTAINTIES; FORWARD LOOKING STATEMENTS
The transaction described herein is subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of certain conditions to the closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the transaction, the future financial performance of the surviving entity, the growth of the market for insurance in China, pending and future acquisitions by the surviving entity.

These forward-looking statements are based on information available to ChinaGrowth South and OMH as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ChinaGrowth South’s or OMH’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Risks that could cause actual results to differ materially from those anticipated by the forward-looking statements contained herein include difficulties encountered in integrating the merged businesses and management teams, difficulty in completing targeted acquisitions or integrating them effectively, identifying and completing additional acquisitions needed to achieve growth targets, the adverse impact of competitive product announcements on revenues and operating performance, changes in overall economic conditions, competitors’ actions, pricing and gross margin pressures, loss of key customers, policy cancellations or reduced sales, control of costs and expenses, significant litigation, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ChinaGrowth South’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2008 (the “Annual Report”), Current Reports on Form 6-K, and other of ChinaGrowth South’s SEC filings.